UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02043363

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 1 9 2002
154
WASH, D.C. SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 18, 2002	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Closing of UEX Share Subscription

Saskatoon, Saskatchewan, Canada, July 18, 2002 . . . .

Cameco Corporation reports that it has acquired 35.3% of common shares of UEX Corporation (UEX), a company listed on the Toronto Stock Exchange (TSX) whose common shares began trading July 17, 2002. The objective of this share acquisition is to complete the terms of the plan of arrangement, previously announced by Pioneer Metals Corporation and UEX, to form a new publicly traded uranium exploration company to evaluate promising properties in the Athabasca basin of northern Saskatchewan.

In connection with this plan, Cameco has transferred to UEX its Saskatchewan Hidden Bay advanced exploration properties in exchange for the issue of approximately 31 million common shares of UEX. In addition, Cameco purchased 2 million UEX common shares under the offering at a price of $0.25 per common share, bringing its total interest in UEX to 35.3%.

Cameco has entered into a service agreement with UEX, in effect until December 31, 2003, under which the company will provide geological services with respect to the Hidden Bay properties. As long as it holds an equity interest in UEX greater than 20%, Cameco has the following additional rights:

- first refusal to provide financing required by UEX for development of a mine
- first right to mill ore from the Hidden Bay properties at Cameco's nearby Rabbit Lake operation
- on behalf of UEX to market any uranium production
- to participate in further share issuances by UEX pro rata to its interest in UEX
- to fill a single position on the UEX board of directors.

Although Cameco currently has no plans to acquire additional common shares of UEX, it may from time to time in the future decide to do so.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

. . . 2/

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318